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                                                                      EXHIBIT 12

                OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES

       COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
                      (Amounts in millions, except ratios)


                                             Nine Months Ended
                                                  September 30                                  Year Ended December 31
                                            ------------------    ----------------------------------------------------
                                               1998       1997       1997       1996       1995       1994        1993
----------------------------------------    -------    -------    -------    -------    -------    -------     -------
Income(loss) from continuing
    operations(a)                           $   403    $   401    $   245    $   486    $   325    $  (236)    $  (190)
                                            -------    -------    -------    -------    -------    -------     -------
Add:
    Provision(credit) for taxes on
      income (other than foreign
      and gas taxes)                            206        149         47         99        155        (59)        (23)
    Interest and debt expense(b)                424        331        446        492        591        586         598
    Portion of lease rentals
      representative of the interest
      factor                                     26         30         39         38         43         50          49
                                            -------    -------    -------    -------    -------    -------     -------
                                                656        510        532        629        789        577         624
                                            -------    -------    -------    -------    -------    -------     -------
Earnings(loss) before fixed charges         $ 1,059    $   911    $   777    $ 1,115    $ 1,114    $   341     $   434
                                            =======    =======    =======    =======    =======    =======     =======
Fixed charges
    Interest and debt expense
      including capitalized
      interest(b)                           $   438    $   342    $   462    $   499    $   595    $   589     $   609
    Portion of lease rentals
      representative of the interest
      factor                                     26         30         39         38         43         50          49
                                            -------    -------    -------    -------    -------    -------     -------
    Total fixed charges                     $   464    $   372    $   501    $   537    $   638    $   639     $   658
                                            =======    =======    =======    =======    =======    =======     =======

Ratio of earnings to fixed charges             2.28       2.45       1.55       2.08       1.75        n/a(c)      n/a(c)
----------------------------------------    =======    =======    =======    =======    =======    =======     =======

(a) Includes (1) minority interest in net income of majority-owned subsidiaries having fixed charges and (2) income from less-than-50-percent-owned equity investments adjusted to reflect only dividends received.
(b) Includes proportionate share of interest and debt expense of 50-percent-owned equity investments.
(c) Not computed due to less than one-to-one coverage. Earnings were inadequate to cover fixed charges by $298 million in 1994 and $224 million in 1993.